SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2
to
SCHEDULE TO-I
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SPEEDFAM-IPEC, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, No Par Value,
Having an Exercise Price of $6.00 or More Held by
Certain Option Holders Who Have Not Been
Granted Options After July 2, 2001
(Title of Class of Securities)

847705100
(CUSIP Number of Class of Securities)

J. Michael Dodson
Secretary and Chief Financial Officer
SpeedFam-IPEC, Inc.
305 North 54th Street
Chandler, Arizona 85226
(480) 705-2100
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:
Steven D. Pidgeon, Esq.
Snell & Wilmer L.L.P.
One Arizona Center
Phoenix, Arizona 85004-2202
(602) 382-6300

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**

$3,280,410	$656.08

*	Calculated solely for purposes of determining the filing fee. This amount is calculated on the basis of $3.00, the average of the high and low sales price of SpeedFam-IPEC’s Common Stock on December 28, 2001, as reported on the Nasdaq National Market, and assumes that options to purchase 1,093,470 shares of SpeedFam-IPEC’s Common Stock will be exchanged and/or cancelled pursuant to this Offer.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$656.08	Filing Party:	SpeedFam-IPEC, Inc.

Form or Registration No.:	Schedule TO-I	Date Filed:	January 3, 2002

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rules 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer:

Introductory Statement

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by SpeedFam-IPEC, Inc. (the “Company”) with the Securities and Exchange Commission on January 3, 2002 (the “Schedule TO”), to report the results of the offer by the Company to eligible option holders to exchange stock options having an exercise price of $6.00 per share or more, that were granted under the Company’s various stock option plans for new stock options. The new stock options will be granted by the Company upon the terms and subject to the conditions described in the Offer to Exchange (the that was previously filed as Exhibit (a)(1) and related Transmittal Letter, previously filed as Exhibit (a)(2). The Offer to Exchange and the Letter of Transmittal constitute the “Offer.” This Amendment No. 2 is the final amendment to the Schedule TO.

Item 4. Terms Of The Transaction.

         Item 4 is hereby amended and supplemented as follows:

         The Offer expired at 12:00 a.m. Mountain Standard Time on January 31, 2002. Pursuant to the Offer to Exchange, the Company accepted for exchange options to purchase an aggregate of approximately 471,000 shares of the Company’s common stock, representing approximately 40% of the shares subject to options that were eligible to be exchanged under the Offer to Exchange. Subject to the terms and conditions of the Offer to Exchange, the Company will grant new options to purchase 235,500 shares of common stock.

Item 12. Exhibits.

(a)	(1)	Offer to Exchange, dated January 3, 2002*

	(2)	Form of Letter of Transmittal*

	(3)	Form of Confirmation to Optionees Electing to Participate in the Offer to Exchange*

	(4)	Form of Letter to Eligible Option Holders*

	(5)	The Company’s Annual Report on Form 10-K for the year ended June 2, 2001, filed with the Securities and Exchange Commission on August 24, 2001 and incorporated by reference*

	(6)	The Company’s Quarterly Report on Form 10-Q for the quarter ended September 1, 2001, filed with the Securities and Exchange Commission on October 11, 2001 and incorporated by reference*

(b)		Not applicable.

(d)	(1)	SpeedFam-IPEC, Inc. 2001 Nonstatutory Stock Option Plan incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8, as filed with the commission on June 6, 2001*

	(2)	1995 Stock Plan for Employees and Directors of SpeedFam-IPEC, Inc. as amended as of May 22, 1997 and incorporated by reference to Exhibit 10.11 to the Company’s Form 10-K for fiscal 1997, as filed with the commission on August 26, 1997*

	(3)	1991 Employee Incentive Stock Option Plan as amended and restated as of July 27, 2001 and incorporated by reference to Exhibit 10.38 to the Company’s Form 10-K for fiscal 2001, as filed with the commission on August 24, 2001*

	(4)	Integrated Process Equipment Corporation Inc. 1992 Stock Option Plan as amended December 12, 1995 and incorporated by reference to Exhibit 10.1 to Integrated Process Equipment Corporation’s Form 10-Q for the second quarter ended December 21, 1995*

	(5)	Form of Nonstatutory Stock Option Agreement*

	(6)	Form of Incentive Stock Option Agreement*

(g)		Not applicable.

(h)		Not applicable.

*	Previously filed

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

Dated: February 7, 2002.

SPEEDFAM-IPEC, INC.

By:	/s/ J. Michael Dodson J. Michael Dodson

Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)	Offer to Exchange, dated January 3, 2002*

(a)(2)	Form of Letter of Transmittal*

(a)(3)	Form of Confirmation to Optionees Electing to Participate in the Offer to Exchange*

(a)(4)	Form of Letter to Eligible Option Holders*

(a)(5)	The Company’s Annual Report on Form 10-K for the year ended June 2, 2001, filed with the Securities and Exchange Commission on August 24, 2001 and incorporated by reference*

(a)(6)	The Company’s Quarterly Report on Form 10-Q for the quarter ended September 1, 2001, filed with the Securities and Exchange Commission on October 11, 2001 and incorporated by reference*

(d)(1)	SpeedFam-IPEC, Inc. 2001 Nonstatutory Stock Option Plan incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8, as filed with the commission on June 6, 2001*

(d)(2)	1995 Stock Plan for Employees and Directors of SpeedFam-IPEC, Inc. as amended as of May 22, 1997 and incorporated by reference to Exhibit 10.11 to the Company’s Form 10-K for fiscal 1997, as filed with the commission on August 26, 1997*

(d)(3)	1991 Employee Incentive Stock Option Plan as amended and restated as of July 27, 2001 and incorporated by reference to Exhibit 10.38 to the Company’s Form 10-K for fiscal 2001, as filed with the commission on August 24, 2001*

(d)(4)	Integrated Process Equipment Corporation Inc. 1992 Stock Option Plan as amended December 12, 1995 and incorporated by reference to Exhibit 10.1 to Integrated Process Equipment Corporation’s Form 10-Q for the second quarter ended December 21, 1995*

(d)(5)	Form of Nonstatutory Stock Option Agreement*

(d)(6)	Form of Incentive Stock Option Agreement*

*	Previously filed